Exhibit 99.6

Redacted Version

TWELFTH AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS TWELFTH AMENDING AGREEMENT is made effective as of September 4, 2020 (the “Twelfth Amendment Date”),

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA, and

BUSINESS DEVELOPMENT BANK OF CANADA

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent on behalf of the Lenders

PREAMBLE:

A.

Pursuant to the Amended and Restated Credit Agreement dated May 18, 2017 as amended by a first amending agreement dated May 10, 2018, a second amending agreement dated December 14, 2018, a third amending agreement dated March 21, 2019, a fourth amending agreement dated May 31, 2019, a fifth amending agreement made effective as of June 28, 2019, a sixth amending agreement made effective as of August 12, 2019, a seventh amending agreement made effective as of February 28, 2020 (the “Seventh Amending Agreement”), an eighth amending agreement made effective as of March 4, 2020, a ninth amending agreement made effective as of March 13, 2020, a tenth amending agreement made effective as of March 27, 2020 and an eleventh amending agreement (the “Eleventh Amending Agreement”) made effective as of June 22, 2020 (as so amended, the “Credit Agreement”), among Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders, and RBC, as administrative agent (the “Agent”), the Lenders agreed to provide to the Borrower the Credit Facilities.

B.	The Parties wish to amend the Credit Agreement and the Eleventh Amending Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.

Definitions. Capitalized terms used in this Twelfth Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement as amended hereby (the “Amended Credit Agreement”).

2.	Amendments to Eleventh Amending Agreement. Effective as of the Twelfth Amendment Date, the Eleventh Amending Agreement is hereby amended as follows:

(a)	the second paragraph in Section 2 of the Eleventh Amending Agreement is hereby deleted in its entirety and the following new Section 2.1 is substituted therefor as follows:

“2.1

Revolving Period. The parties hereto hereby confirm and agree that, as of the Eleventh Amendment Date, the Revolving Period is, and therefore the Term Conversion Date shall be, October 31, 2020. Notwithstanding the foregoing set forth in this Section 2.1 of this Agreement or the definition of “Term Period” set forth in the Credit Agreement, the last day of the Term Period shall be November 30, 2021.”; and

(b)	Section 3 of the Eleventh Amending Agreement is hereby amended by deleting each reference to “September 15, 2020” where it appears in such Section and to substitute therefor “October 31, 2020”.

3.

Confirmation and Acknowledgement of Revolving Period, Additional Borrowing Base Determination and Payment of Extension Fee due on September 15, 2020. The parties hereto hereby confirm, acknowledge and agree that, pursuant to the Eleventh Amending Agreement, as amended hereby:

(a)	the Revolving Period shall end, and therefore the Term Conversion Date shall be, October 31, 2020;

(b)	the last day of the Term Period shall be November 30, 2021;

(c)

in addition to the determinations of the Borrowing Base set forth in Section 3.10(b) of the Credit Agreement, the Lenders may make an additional determination of the Borrowing Base on October 31, 2020 (the “Additional Borrowing Base Determination”);

(d)	the Additional Borrowing Base Determination shall proceed on October 31, 2020 unless all of the Lenders agree otherwise;

(e)	the provisions of Section 3.10 of the Credit Agreement shall apply to the Additional Borrowing Base Determination in all respects;

(f)	for certainty, the Additional Borrowing Base Determination shall not constitute a Borrowing Base Determination pursuant to Section 3.10(b)(i) of the Credit Agreement; and

(g)	[REDACTED]

4.	Amendments to Credit Agreement. Effective as of the Twelfth Amendment Date:

(a)	Section 13.1(e)(x) of the Credit Agreement is hereby amended to:

(i)

delete “non-legal advisors (including the Borrower’s Financial Advisor)” where it appears therein and to substitute “advisors (including the Borrower’s legal counsel and financial advisor)” therefor; and

(ii)	delete “September 2020” where it appears therein and to substitute “October 2020” therefor; and

(b)

each reference to “Borrower’s Financial Advisor” where it appears in Section 13.1(e)(xii) of the Credit Agreement and in the definition of “Closing Cash Flow Projection” set forth on Schedule A to the Credit Agreement is, in each case, deleted and “Borrower’s financial advisor” is hereby substituted therefor.

5.	Restrictions on Drawdowns of, Rollovers of, and Conversions into Bankers’ Acceptances.

(a)

From and after the Twelfth Amendment Date and notwithstanding any provision to the contrary in the Credit Agreement, the Borrower shall not request, and the Borrower shall not be entitled to make, have or effect:

(i)	any Advances by way of Bankers’ Acceptances (or BA Equivalent Loans);

(ii)	any Rollover of any outstanding Bankers’ Acceptances (or BA Equivalent Loans); and

(iii)	any Conversion of any outstanding Advances into a Bankers’ Acceptance (or BA Equivalent Loan).

(b)

Notwithstanding any provision in the Credit Agreement to the contrary, Advances, Rollovers and Conversions of any outstanding Bankers’ Acceptances and BA Equivalent Loans are no longer available and any outstanding Bankers’ Acceptances and BA Equivalent Loans shall, upon maturity date thereof, be automatically converted into Canadian Prime Rate Loans.

6.

Conditions Precedent. The amendments to the Eleventh Amending Agreement and the Credit Agreement provided for in Sections 2 and 4 of this Twelfth Amending Agreement are only effective upon and are subject to the satisfaction of the following conditions precedent:

(a)	the accuracy and completeness in all respects of the Borrower’s representations and warranties in Section 7 hereof; and

(b)

Lenders’ counsel, Blake, Cassels & Graydon LLP, and the Financial Advisor shall each have received payment of all then outstanding fees, disbursements and charged expenses of Blake, Cassels & Graydon LLP and the Financial Advisor.

The foregoing conditions precedent are for the sole benefit of the Agent and the Lenders and may be waived, in whole or in part and with or without further conditions, in the sole discretion of the Agent and the Lenders.

7.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Twelfth Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the Twelfth Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Twelfth Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the Twelfth Amendment Date:

(a)

it has full corporate power and capacity to enter into this Twelfth Amending Agreement and to perform its obligations hereunder and under the Credit Agreement, as amended by this Twelfth Amending Agreement;

(b)	this Twelfth Amending Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Twelfth Amending Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Credit Agreement and the Eleventh Amending Agreement, each as amended by this Twelfth Amending Agreement, each constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity; and

(d)	no Default or Event of Default has occurred and is continuing.

8.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be affected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

9.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis), enforcement costs and reasonable fees and disbursements of the Financial Advisor, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Twelfth Amending Agreement.

10.

Counterparts. This Twelfth Amending Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Twelfth Amending Agreement shall be effective as delivery of an original executed counterpart of this Twelfth Amending Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Twelfth Amending Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS TWELFTH AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	(signed) “Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief
Financial Officer

[Twelfth Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Agent on behalf of the Lenders

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Manager, Agency

By:
Name:
Title:

[Twelfth Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Authorized Signatory

By:
Name:
Title:

[Twelfth Amending Agreement – Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Director

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Manager

[Twelfth Amending Agreement – Obsidian]

BANK OF MONTREAL, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Managing Director

By:
Name:
Title:

[Twelfth Amending Agreement – Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Director

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Account Manager

[Twelfth Amending Agreement – Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Special Risk Manager

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Special Risks Manager

[Twelfth Amending Agreement – Obsidian]

ATB FINANCIAL, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Director

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Associate Director

[Twelfth Amending Agreement – Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Manager

By:
Name:
Title:

[Twelfth Amending Agreement – Obsidian]

NATIONAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Manager

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Senior Manager

[Twelfth Amending Agreement – Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Assistant Vice-President
Business Restructuring

By:	(signed) [Name Redacted]
Name: [Name Redacted]
Title: Director

[Twelfth Amending Agreement – Obsidian]

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Twelfth Amending Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the Twelfth Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

PENN WEST NORTHERN HARRIER
PARTNERSHIP, by its managing partner,
PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, PENN WEST PROP HOLDCO LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]

1647456 ALBERTA LTD.

Per:	(signed) “Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Twelfth Amending Agreement – Obsidian (Guarantor Acknowledgment)]